SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                      20549


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




               Answers Corporation (formerly GuruNet Corporation)
       ------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, 0.0001 par value
                    -----------------------------------------
                         (Title of Class of Securities)



                                  036 62X 10 0
                               ------------------
                                 (CUSIP Number)

                                December 1, 2005
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                               Page 1 of 10 Pages

                                  SCHEDULE 13G
CUSIP No. 036 62X 10 0________________________________________Page 2 of 10 Pages

1)     NAME OF REPORTING PERSON:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       BRAINBOOST PARTNERSHIP
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|

                                                                 (b)   |_|
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER
       NUMBER
       OF                       0
       SHARES            -------------------------------------------------------
       BENEFICIALLY      6)     SHARED VOTING POWER
       OWNED BY
       EACH                     439,000
       REPORTING         -------------------------------------------------------
       PERSON            7)     SOLE DISPOSITIVE POWER
       WITH
                                0
                         -------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER

                                439,000*
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       439,000*
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

*The shares have been escrowed to ensure the indemnification of various representations, warranties, and other obligations of Brainboost Partnership and its partners to the issuer. In addition to the escrow restrictions, Brainboost Partnership and its partners' ability to dispose of the shares is limited pursuant to a lock-up and subject to forfeiture under certain conditions.

                                  SCHEDULE 13G
CUSIP No. 036 62X 10 0________________________________________Page 3 of 10 Pages

1)     NAME OF REPORTING PERSON:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       ASSAF ROZENBLATT
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|

                                                                 (b)   |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER
       NUMBER
       OF                       0
       SHARES            -------------------------------------------------------
       BENEFICIALLY      6)     SHARED VOTING POWER
       OWNED BY
       EACH                     439,000
       REPORTING         -------------------------------------------------------
       PERSON            7)     SOLE DISPOSITIVE POWER
       WITH
                                0
                         -------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER

                                439,000*
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       439,000*
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

*The shares have been escrowed to ensure the indemnification of various representations, warranties, and other obligations of Brainboost Partnership and its partners to the issuer. In addition to the escrow restrictions, Brainboost Partnership and its partners' ability to dispose of the shares is limited pursuant to a lock-up and subject to forfeiture under certain conditions.

                                  SCHEDULE 13G
CUSIP No. 036 62X 10 0________________________________________Page 4 of 10 Pages

1)     NAME OF REPORTING PERSON:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       EDO SEGAL
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|

                                                                 (b)   |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       Israel
--------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER
       NUMBER
       OF                       0
       SHARES            -------------------------------------------------------
       BENEFICIALLY      6)     SHARED VOTING POWER
       OWNED BY
       EACH                     439,000
       REPORTING         -------------------------------------------------------
       PERSON            7)     SOLE DISPOSITIVE POWER
       WITH
                                0
                         -------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER

                                439,000*
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       439,000*
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

*The shares have been escrowed to ensure the indemnification of various representations, warranties, and other obligations of Brainboost Partnership and its partners to the issuer. In addition to the escrow restrictions, Brainboost Partnership and its partners' ability to dispose of the shares is limited pursuant to a lock-up and subject to forfeiture under certain conditions.

                                  SCHEDULE 13G
CUSIP No. 036 62X 10 0________________________________________Page 5 of 10 Pages

1)     NAME OF REPORTING PERSON:
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       JONATHAN MEDVED
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|

                                                                 (b)   |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY

--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       US
--------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER
       NUMBER
       OF                       0
       SHARES            -------------------------------------------------------
       BENEFICIALLY      6)     SHARED VOTING POWER
       OWNED BY
       EACH                     439,000
       REPORTING         -------------------------------------------------------
       PERSON            7)     SOLE DISPOSITIVE POWER
       WITH
                                0
                         -------------------------------------------------------
                         8)     SHARED DISPOSITIVE POWER

                                439,000*
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       439,000*
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |-|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.7%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

*The shares have been escrowed to ensure the indemnification of various representations, warranties, and other obligations of Brainboost Partnership and its partners to the issuer. In addition to the escrow restrictions, Brainboost Partnership and its partners' ability to dispose of the shares is limited pursuant to a lock-up and subject to forfeiture under certain conditions.

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Answers Corporation (formerly GuruNet Corporation)

Item 1(b).  Address of Issuer's Principal Executive Offices:

Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481

Item 2(a).  Name of Persons Filing:

(i)   Brainboost Partnership
(ii)  Assaf Rozenblatt
(iii) Edo Segal
(iv)  Jonathan Medved

(collectively, the "Reporting Persons" and each a "Reporting Person")


Item 2(b).  Address of Principal Business Office or, if None, Residence:

For Brainboost Partnership, Mr. Rosenblatt and
Mr. Segal, the address is
60 West 68th Street, 10G  New York, NY  10023

For Mr. Medved, the address is
Beit Hatayelet, 3rd Floor,
2 Beitar Street, Jerusalem 93386, Israel


Item 2(c).  Citizenship or Place of Organization:

(i)   Brainboost Partnership - New York

(ii)  Assaf Rozenblatt - US

(iii) Edo Segal - Israel

(iv)  Jonathan Medved - US


Item 2(d).  Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e).  CUSIP Number: 036 62X 10 0

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  |_|  Broker or Dealer Registered Under Section 15 of the Act
                      (15 U.S.C. 78o)

            (b)  |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)


                               Page 6 of 10 Pages

            (c)  |_|  Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            (d)  |_|  Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)  |_|  Investment Adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E)

            (f)  |_|  Employee benefit plan or endowment fund in accordance with
                      ss. 240.13d-1(b)(1)(ii)(F)

            (g)  |_|  Parent Holding Company or control person in accordance
                      with ss.240.13d-1(b)(ii)(G)

            (h)  |_|  Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            (i)  |_|  Church plan that is excluded from the definition of an
                      investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)  |_|  Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

(i) As of December 1, 2005, Brainboost Partnership became the owner of record of 439,000 shares of common stock, $0.0001 par value per share, of Answers Corporation (formerly GuruNet Corporation)(1)

            (a)   Amount beneficially owned: 439,000

            (b)   Percent of class: 5.7%(2)

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 439,000

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        439,000



--------------------------
(1) Assaf Rozenblatt, Edo Segal and Jonathan Medved are all general partners of Brainboost Partnership

(2) Percentages are based on 7,664,969 outstanding shares of Common Stock (which the issuer's management has informed the Reporting Persons is an updated figure from the 7,140,152 set forth in the issuer's most recent 10-QSB filed on November 7, 2005).



                               Page 7 of 10 Pages

(ii) Assaf Rozenblatt, in his capacity as a general partner of Brainboost Partnership may be deemed beneficially to own all of the shares held of record by Brainboost Partnership.

            (a) Amount beneficially owned: 439,000

            (b) Percent of class: 5.7%(2)

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 0

                (ii)  Shared power to vote or to direct the vote: 439,000

                (iii) Sole power to dispose or to direct the disposition of: 0

                (iv)  Shared power to dispose or to direct the disposition of:
                      439,000

(iii) Edo Segal, in his capacity as a general partner of Brainboost Partnership may be deemed beneficially to own all of the shares held of record by Brainboost Partnership.

            (a) Amount beneficially owned: 439,000

            (b) Percent of class: 5.7%(2)

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 0

                (ii)  Shared power to vote or to direct the vote: 439,000

                (iii) Sole power to dispose or to direct the disposition of: 0

                (iv)  Shared power to dispose or to direct the disposition of:
                      439,000

(iv) Jonathan Medved, in his capacity as a general partner of Brainboost Partnership may be deemed beneficially to own all of the shares held of record by Brainboost Partnership.

            (a) Amount beneficially owned: 439,000

            (b) Percent of class: 5.7%(2)

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote: 0

                (ii)  Shared power to vote or to direct the vote: 439,000

                (iii) Sole power to dispose or to direct the disposition of: 0

                (iv)  Shared power to dispose or to direct the disposition of:
                      439,000


                               Page 8 of 10 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 9 of 10 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                        BRAINBOOST PARTNERSHIP


Dated as of December 20, 2005           By:  /S/ Assaf Rozenblatt
                                        -----------------------------
                                        Name:  Assaf Rozenblatt
                                        Title: General Partner




Dated as of December 20, 2005           /S/ Assaf Rozenblatt
                                        -----------------------------
                                        Assaf Rozenblatt




Dated as of December 20, 2005           /S/ Edo Segal
                                        -----------------------------
                                        Edo Segal




Dated as of December 20, 2005           /S/ Jonathan Medved
                                        -----------------------------
                                        Jonathan Medved




                               Page 10 of 10 Pages

                                                                      Exhibit A

                            Agreement of Joint Filing


            Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

            This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement.



                                        BRAINBOOST PARTNERSHIP

Dated as of December 20, 2005           By:  /S/ Assaf Rozenblatt
                                        -----------------------------
                                        Name:  Assaf Rozenblatt
                                        Title: General Partner



Dated as of December 20, 2005           /S/ Assaf Rozenblatt
                                        -----------------------------
                                        Assaf Rozenblatt



Dated as of December 20, 2005           /S/ Edo Segal
                                        -----------------------------
                                        Edo Segal



Dated as of December 20, 2005           /S/ Jonathan Medved
                                        -----------------------------
                                        Jonathan Medved